September 28, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jim B. Rosenberg

Re:	Biozone Pharmaceuticals, Inc. Amendment to Form 10-Q for the Quarterly Period Ended March 31, 2012 Filed August 17, 2012 File No. 333-146182

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated September 21, 2012 (the “Comment Letter”) relating to the Form 10-Q for the Quarterly Period Ended March 31, 2012 of Biozone Pharmaceuticals, Inc. (“Biozone” or the “Company”) filed on August 17, 2012 .On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

1.
You restated your financial statements to record a beneficial conversion feature of $5,750,000.  This amount appears to exceed the proceeds allocated to the OPKO notes at issuance.  ASC 470-20-30-8 states that if the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the beneficial conversion feature shall be limited to the amount of the proceeds allocated to the convertible instrument.  In addition, it appears you recorded the beneficial conversion feature to interest expense rather than accreting over the term of the OPKO notes as ASC 470-30-35-7 would appear to suggest.  Please provide us your analysis demonstrating how your accounting complies with GAAP including how you comply with ASC 470-30-35-2, ASC 470-20-30-8 and ASC 470-20-35-7.  In your analysis include how you determined the amount of the beneficial conversion feature recorded, your allocation of the proceeds to the OPKO notes and warrants and the journal entries made to record the beneficial conversion and allocation.

Response:

The Company will file an amended 10-Q to properly reflect the beneficial conversion feature limited to the amount of the proceeds allocated to the convertible instrument in accordance with ASC 470-20-35-7.

2.
In addition, you disclose that you recorded the warrants at fair value using the Black-Scholes method.  Your warrant agreement in Exhibit 10.3 of the Form 8-K filed on March 1, 2012 appears to include adjustments to the exercise price in Section 2b which appear to be a down-round provision.  Please explain to us how you considered this down-round protection provision in determining the fair value of these warrants.  In this regard, it appears that a binomial or simulation model would be appropriate to consider the potential adjustment to the exercise price while a single-path option pricing model, such as the Black-Scholes model, cannot properly consider such adjustments.

Response:

In February, 2012, the Company issued an aggregate of 11,500,000 warrants to purchase shares of its common stock at an exercise price of $0.40 per share to three existing shareholders. The warrants were issued in connection with a $2.3 million financing transaction entered into at that time. The exercise price of the warrants is subject to adjustment for certain events, including a subsequent issuance of equity at a price below the current exercise price of the warrant (“ratchet protection”).

At the time of the financing the purchasers indicated their intention to exercise the warrants and convert the debt into equity within a relatively short time span.

In April and July, 2012, the shareholders/purchasers of the warrants were satisfied with the Company’s performance and exercised 3,000,000 and 8,500,000 warrants, respectively, so that as of July 31, 2012, all of the warrants issued in the February 2012 financing have been exercised.

The Company analyzed the terms of the warrants including the possible adjustment to the exercise price. We determined that the Black-Scholes option pricing model was the appropriate model to use to value the warrants. We were aware of the decision of the holders to exercise the warrants prior to the filing of the 10Q for the period ended March 31, 2012.  The Company did not intend, and in fact did not, issue any “New Securities” (as defined in paragraph 17 (k) of the warrant) prior to exercise of the warrants.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 646-810-0611 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Tara Guarneri-Ferrara
Tara Guarneri-Ferrara

Cc: Elliot Maza, CEO

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